Exhibit 99.1

BiondVax Announces Notice of Annual General Meeting of Shareholders and Provides a Business Update

Jerusalem, Israel – November 24, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, reports that the Annual General Meeting (AGM) of Shareholders of the Company will be held on December 27, 2021 in Tel Aviv, Israel.

Resolutions to be voted upon at the AGM include the election of Mr. Jay Green to the Company’s Board of Directors. Mr. Green recently completed a six-year term as Senior Vice President Finance and CFO of GlaxoSmithKline plc (NYSE: GSK)’s global vaccines business, at a time when GSK was the world’s largest vaccines manufacturer.

Business Update:

•	Last month BiondVax signed a term sheet with the world-renowned Max Planck Institute in Göttingen, Germany for a broad strategic collaboration for creation of an innovative VHH-antibody (nanobody[1]) pipeline. Upon execution of the final agreements, anticipated by this coming January, BiondVax will:
o	Exclusively license the COVID-19 VHH-antibody described by Max Planck professors in their paper titled ‘Neutralization of SARS-CoV-2 by highly potent, hyper-thermostable, and mutation-tolerant nanobodies’ and published earlier this year[2].
o	Initiate a five-year collaboration to create additional VHH-antibody candidates for treatment of other diseases including psoriasis, asthma, macular degeneration, and psoriatic arthritis. BiondVax would have an exclusive option to receive exclusive worldwide licenses for the VHH-antibody candidates to lead their development to commercialization.
•	In anticipation of the execution of the definitive agreement with Max Planck, BiondVax has initiated preparations for the manufacturing of VHH-antibodies in the Company’s state-of-the-art GMP biologics manufacturing facility in Jerusalem.

Amir Reichman, BiondVax’s CEO, noted, “BiondVax is on the cusp of a transformative turnaround. The anticipated collaboration with the Max Planck Society will enable us to build a pipeline of innovative VHH-antibody therapies for a range of diseases. I am pleased that Jay Green, who served for many years as GSK Vaccine’s CFO, has agreed to join our board of directors. I am also grateful to our shareholders for their ongoing support and encourage them to participate in the upcoming AGM.”

In addition to approving the election of Jay Green to the Board, shareholders will be asked at the AGM to approve the appointment of EY as the Company’s auditor and in accordance with Israeli law, adoption of the Company Compensation Policy (CCP). The compensation policy provides a framework for officers’ and directors’ compensation, and is required by law to be updated at least once every three years. BiondVax’s proposed new policy does not grant new compensation to officers or directors. Further information about the AGM, including a link to the Proxy Statement and voting card, are available on the SEC website https://www.sec.gov/Archives/edgar/data/0001611747/000121390021060974/ea151013-6k_biondvaxpharma.htm. Shareholders are invited to contact their broker for voting procedures. Note that votes must be received prior to the deadline noted on the proxy.

[1] Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. BiondVax has no affiliation with and is not endorsed by Sanofi.

[2] Güttler T, Aksu M, Dickmanns A, Stegmann KM, Gregor K, Rees R, Taxer W, Rymarenko O, Schünemann J, Dienemann C, Gunkel P, Mussil B, Krull J, Teichmann U, Groß U, Cordes VC, Dobbelstein M, Görlich D.

Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies.

EMBO J (2021). https://doi.org/10.15252/embj.2021107985

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About Jay Green

Mr. Jay Green, CPA, CA, MAcc, recently completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green most recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding execution of a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the therapeutic and commercial potential of VHH antibodies; and the timing of proof-of-concept studies and clinical trials in VHH antibodies. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the risk that the therapeutic and commercial potential of VHH antibodies will not be met; the risk that proof-of-concept studies and clinical trials in VHH antibodies will not occur, will be delayed or not be successful; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com